Exhibit 99.1

PRESS RELEASE

 Advanced Accelerator Applications Reports 32% Sales Growth for Second Quarter 2017

Positive CHMP Opinion for Lutetium Lu 177 Dotatate* (Lutathera®) for GEP-NETS

FDA Acknowledged Receipt and Completeness of NDA Resubmission for Lutetium Lu 177 Dotatate* (Lutathera®) and Provided PDUFA Date of January 26, 2018

Second Quarter 2017 Highlights:

•	Sales for the second quarter of 2017 increased 32% compared to the second quarter of 2016

•	NETSPOT® unit sales per month increased 63% (from 562 to 915) from March to June 2017

•	Received positive opinion for lutetium Lu 177 dotatate* (Lutathera®) for the treatment of gastroenteropancreatic neuroendocrine tumours (GEP-NETs) in adults from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA)

•	Completed resubmission of lutetium Lu 177 dotatate* (Lutathera®) New Drug Application (NDA) to the US Food and Drug Administration (FDA) and received Prescription Drug User Fee Act (PDUFA) date of January 26, 2018

•	FDA allowed an amendment to the protocol for the US Expanded Access Program (EAP) for lutetium Lu 177 dotatate* (Lutathera®) expanding enrollment to patients with progressive, advanced, inoperable NETs arising at all sites

•	140 patients and 23 centers in the US and 1,800 patients and 62 centers in Europe were participating in the lutetium Lu 177 dotatate* (Lutathera®) Expanded Access and compassionate use and named patient programs at July 31, 2017

August 31, 2017, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (AAA or the Company), an international specialist in Molecular Nuclear Medicine (MNM), today announced its financial results for the second quarter ended June 30, 2017.

Stefano Buono, Chief Executive Officer of AAA, commented, “We are pleased by our continued momentum as we move through the second half of 2017. NETSPOT® remains a key driver for revenue growth in our PET business, with almost 180 institutions in the US actively administering the drug. The European roll out of SomaKit TOC™ is also progressing well, with doses being sold in the UK, Italy, Poland and Germany.”

“We have made great progress towards having our first oncology theragnostic pairing for NETs on the market. The positive CHMP opinion for lutetium Lu 177 dotatate* (Lutathera®) is a historical first for Peptide Receptor Radionuclide Therapy (PRRT), and we are hopeful that the recommended GEP-NET indication will provide physicians with the ability to treat a broad range of patients. We look forward to the European Commission’s final review of the Marketing Authorization Application. Similarly, we are glad to have completed the resubmission of our NDA to the FDA, so the Agency’s review may continue. While this process unfolds, we will keep working with US EAP centers to provide lutetium Lu 177 dotatate* (Lutathera®) to the now expanded eligible patient population.”

Second Quarter 2017 Financial Results

Total sales for the second quarter of 2017 were €36.5 million (US$41.7 million(1)), a 32% increase compared to €27.6 million (US$31.5 million(1)) in the second quarter of 2016. The increase in sales was primarily driven by the PET product category, which increased 50% to €25.2 million (US$28.8 million(1)), compared to €16.8 million (US$19.2 million(1)) in the prior year period. This includes €7.2 million (US$8.2 million1) in US sales of NETSPOT® in the second quarter. Therapeutic sales for the second quarter were €5.4 million (US$6.2 million(1)), compared to €5.6 million (US$6.4 million(1)). SPECT sales for the second quarter were €2.5 million (US$2.9 million(1)), compared to €2.4 million (US$2.7 million(1)) for the second quarter of 2016. Second quarter sales of other products were €3.4 million (US$3.9 million(1)), compared to €2.9 million (US$3.3 million(1)) for the same period in 2016.

Operating loss for the second quarter was €6.0 million (US$6.8 million(1)), compared to a loss of €1.0 million (US$1.1 million(1)) for the prior year period. The Company experienced higher personnel costs and operating expenses during the second quarter of 2017, primarily related to the launch of new products, ongoing pipeline development and increases in stock option grants to employees and compliance requirements.

Net loss for the quarter was €9.9 million (US$11.3 million(1)), compared to a net loss of €1.4 million (US$1.6 million(1)) for the second quarter of 2016.

Adjusted EBITDA (see corresponding reconciliation exhibit below) for the quarter was a loss of €2.2 million (US$2.5 million(1)) compared to a profit of €2.3 million (US$2.6 million(1)) for the same period in 2016.

Cash, cash equivalents and short-term investments at June 30, 2017 were €197 million (US$225 million(1)).

(1) Translated solely for convenience into US$ at the noon buying rate of €1.00=$1.1411 at June 30, 2017.

Recent Operational Updates

On July 21, the CHMP of the EMA issued a positive opinion recommending the marketing authorization of lutetium Lu 177 dotatate* (Lutathera®) for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults.

On July 27, the Company announced that the resubmission of the New Drug Application (NDA) for investigational drug lutetium Lu 177 dotatate* (Lutathera®) to the FDA was completed. On August 28, the Company announced that the FDA acknowledged receipt and completeness of the submission and provided a PDUFA date of January 26, 2018.

The company also announced that the FDA allowed an amendment to the protocol for the US EAP for lutetium Lu 177 dotatate* (Lutathera®) to permit enrollment of patients with metastasized or locally advanced, inoperable NETs arising at all sites (including foregut, midgut and hindgut), and that have progressive disease during or after treatment with somatostatin analogues. In addition, the amendment includes the use of a 2.5% lysine/arginine amino acid solution as an additional option for renal protection.

Recently, extended data from the Phase I/II study of lutetium Lu 177 dotatate* (Lutathera) at Erasmus Medical Center in the Netherlands were published in Clinical Cancer Research. Data from this study are included in the Company’s Marketing Authorization Application to the EMA and in the NDA submitted to the FDA. Of the 1,214 patients treated with lutetium Lu 177 dotatate* from January 2000, to January 2015 at Erasmus, the publication used data from 610 patients for safety analysis and 443 for efficacy and survival analysis. The paper concluded that PRRT with lutetium Lu 177 dotatate* (Lutathera) produces good tumor response rates for patients with grade 1–2 GEP-NETs and bronchial NETs. It also noted that the side-effects are generally limited and reversible in the short term in the majority of patients. Severe long-term toxicities include acute leukemia or myelodysplastic syndromes, occurring in 2% of patients. No therapy-related long-term renal or hepatic failure was observed.

* USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide

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About USAN: lutetium Lu 177 dotatate / INN: lutetium (177Lu) oxodotreotide (Lutathera®)

USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) is an investigational 177Lu-labeled somatostatin analog peptide. USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (PRRT), which involves targeting tumors with radiolabeled molecules that bind to specific receptors expressed by the tumor. This novel compound has received orphan drug designation from the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Currently, USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) is administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in ten European countries and in the US under an Expanded Access Program (EAP). The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has issued a positive opinion for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults and a New Drug Application submission to the FDA is currently under review.

About Advanced Accelerator Applications S.A.

Advanced Accelerator Applications is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine products. AAA’s lead investigational therapeutic candidate, USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), is a novel MNM compound in development for the treatment of neuroendocrine tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 21 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and more than 500 employees in 13 countries (France, Italy, the UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the US and Canada). AAA reported sales of €109.3 million in 2016 (+23% vs. 2015). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions, and to treat various diseases, like cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. MNM can be divided in two branches: Molecular Nuclear Diagnostics and Molecular Nuclear Therapy. Molecular nuclear diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Computed Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages. Molecular nuclear therapy uses radioactive sources (radionuclides) to treat a range of tumor types. Using short-range particles, this therapy can target tumors with little effect on normal tissues.

Reconciliation of adjusted EBITDA to net loss for the period from continuing operations for the three and six months ended June 30, 2017 and 2016

	Six months	Three months		Six months
	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	in USD thousands(1)	In € thousands		In € thousands

Net loss for the period from continuing operations	(24,181)	(9,913)	(1,432)	(21,191)	(4,408)

Adjustments
Finance income (including changes in fair value of contingent consideration)	(8,483)	(7,915)	(1,035)	(7,434)	(445)
Finance costs (including changes in fair value of contingent consideration)	17,310	11,420	1,629	15,170	3,217
Income taxes	1,124	433	(125)	985	(447)
Depreciation and amortization	8,466	3,809	3,228	7,419	6,427

Adjusted EBITDA	(5,764)	(2,166)	2,265	(5,051)	4,344
Sales	78,924	36,531	27,640	69,165	54,559
Adjusted EBITDA margin	-7.30%	-5.93%	8.20%	-7.30%	7.96%

(1) Translated solely for convenience into dollars at the noon buying rate of  EUR 1.00=USD 1.1411 at June 30, 2017.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements that appear in a number of places in this press release include the Company's current expectation regarding future events and various matters, including expected timing of filings with the FDA and EMA, approval dates and expansion of NETSPOT®. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) and our other products or product candidates; our estimates regarding the market opportunity for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the US; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigation; and general economic, political, demographic and business conditions in Europe, the US and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Head of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Sales	36,531	27,640	69,165	54,559
Raw materials and consumables used	(8,531)	(5,572)	(16,832)	(11,196)
Personnel costs	(14,200)	(9,248)	(26,534)	(18,927)
Other operating expenses	(17,032)	(11,992)	(33,099)	(22,913)
Other operating income	1,066	1,437	2,249	2,821
Depreciation and amortization	(3,809)	(3,228)	(7,419)	(6,427)

Operating loss	(5,975)	(963)	(12,470)	(2,083)

Finance income (including changes in fair value of contingent consideration)	7,915	1,035	7,434	445
Finance costs (including changes in fair value of contingent consideration)	(11,420)	(1,629)	(15,170)	(3,217)

Net finance loss	(3,505)	(594)	(7,736)	(2,772)

Loss before income taxes	(9,480)	(1,557)	(20,206)	(4,855)

Income taxes	(433)	125	(985)	447

Loss for the period	(9,913)	(1,432)	(21,191)	(4,408)

Attributable to:
Owners of the Company	(9,913)	(1,432)	(21,191)	(4,408)

Loss per share
Basic (€ per share)	(0.11)	(0.02)	(0.24)	(0.06)
Diluted (€ per share)	(0.11)	(0.02)	(0.24)	(0.06)

Some non-significant figures in the six-month period ended June 30, 2016 were reclassified for comparison purposes, without impact to net results.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Loss for the period	(9,913)	(1,432)	(21,191)	(4,408)

Other comprehensive income / (expense):

Items that may be reclassified subsequent to profit or loss
Exchange differences on translating foreign operations	(324)	362	634	(399)

Items that will never be reclassified subsequent to profit or loss
Remeasurement of defined benefit liability	5	(6)	15	(43)

Other comprehensive income / (expense) net of tax (1)	(319)	356	649	(442)
Total comprehensive loss for the year	(10,232)	(1,076)	(20,542)	(4,850)

Total comprehensive loss attributable to:
Owners of the Company	(10,232)	(1,076)	(20,542)	(4,850)

(1) Negative tax effect of €8,000 at Q2 2017 and positive tax effect of €3,000 at Q2 2016. Negative tax effect of €11,000 for the six months ended June 30, 2017 and positive tax effect of €22,000 for the six months ended June 30, 2016

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT JUNE 30, 2017 AND DECEMBER 31, 2016

ASSETS (in € thousands)	June 30, 2017	December 31, 2016
Non-current assets	143,656	149,695
Goodwill	33,846	34,070
Other intangible assets	41,943	45,027
Property, plant and equipment	60,016	63,915
Financial assets	2,124	2,187
Other non-current assets	5,172	3,941
Deferred Tax assets	555	555
Current assets	251,797	269,048
Inventories	9,576	8,100
Trade and other receivables	36,376	31,079
Other current assets	8,892	7,789
Short-term investment	22,000	-
Cash and cash equivalents	174,953	222,080
TOTAL ASSETS	395,453	418,743

EQUITY AND LIABILITIES (in € thousands)	June 30, 2017	December 31, 2016
Equity attributable to owners of the Company	286,427	299,461
Share capital	8,833	8,795
Share premium	361,708	360,085
Reserves and retained earnings	(62,923)	(44,125)
Net loss for the period/year	(21,191)	(25,294)
Total equity	286,427	299,461
Non-current liabilities	69,348	79,540
Non-current provisions	14,060	12,725
Non-current financial liabilities	10,987	12,302
Deferred tax liabilities	4,003	4,649
Other non-current liabilities	40,298	49,864
Current liabilities	39,678	39,742
Current provisions	1,343	1,135
Current financial liabilities	3,423	4,017
Trade and other payables	20,159	20,119
Other current liabilities	14,753	14,471
Total liabilities	109,026	119,282
TOTAL EQUITY AND LIABILITIES	395,453	418,743

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Six months
In € thousands	June 30, 2017	June 30, 2016
Cash flows from operating activities
Net loss for the period	(21,191)	(4,408)

Adjustments:
Depreciation, amortization and impairment of non-current assets	7,419	6,427
Share based payment expense	5,847	2,545
Loss / (Gain) on disposal of property, plant and equipment	(8)	85
Financial result	7,736	2,772
Income tax expense	985	(447)
Negative goodwill	-	(127)
Subsidies income	(183)	-
Subtotal	605	6,847

Increase in inventories	(1,575)	(1,242)
Increase in trade receivables	(5,747)	(5,026)
Increase in trade payables	375	1,307
Change in other receivables and payables	(2,737)	(7,469)
Increase in provisions	1,441	415
Change in working capital	(8,243)	(12,015)

Income tax paid	(1,103)	(1,266)
Net cash used in operating activities	(8,741)	(6,434)

Cash flows from investing activities
Acquisition of property, plant and equipment	(2,248)	(7,950)
Acquisition of intangible assets	(303)	(984)
Acquisition of financial assets	(23)	(18)
Repayment of financial assets	41	821
Acquisition of short-term investment	(22,000)	-
Interest received	860	287
Proceeds from disposal of property, plant and equipment	34	7
Net proceeds from government grants	362	-
Acquisition of subsidiaries, net of cash acquired	-	(22,453)
Net cash used in investing activities	(23,276)	(30,290)

Cash flows from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	(3,553)	(2,870)
Exercice of warrants	1,661	-
Proceeds from borrowings	332	-
Repayment of borrowings	(2,258)	(3,156)
Interests paid	(216)	(177)
Other finance costs payments	(96)	-
Net cash used in financing activities	(4,130)	(6,203)

Net decrease in cash and cash equivalents	(36,147)	(42,927)

Cash and cash equivalents at the beginning of the year	222,080	118,886
Effect of exchange rate changes on cash and cash equivalents	(10,980)	(220)
Cash and cash equivalents at the end of the period	174,953	75,739